Filed pursuant to Rule 424(b)(3)
File Nos.	333-123815
333-130808

Prospectus Supplement No. 2
(To Prospectus dated April 14, 2006)

VISTULA COMMUNICATIONS SERVICES, INC.

37,547,511 shares of common stock

This prospectus supplement supplements the Prospectus dated April 14, 2006 relating to the resale of 37,547,511 shares of our common stock. This prospectus supplement should be read in conjunction with the Prospectus.

Execution of Stock and Warrant Purchase Agreement

On May 19, 2006, we entered into a stock and warrant purchase agreement with 24 accredited investors whereby we sold 16,500,000 units. Each unit consists of one share of our common stock and eight-tenths of one warrant to acquire one share of common stock. The aggregate purchase price to be received is $16,500,000. The warrants are exercisable until May 22, 2011 at an exercise price of $1.00 per share. We expect the transaction to close shortly.

CRT Capital Group LLC acted as the placement agent in connection with the offering. Upon the closing of the transaction, the aggregate commissions payable to CRT in connection with the private placement will be approximately $990,000. In addition, we will be issuing them warrants to purchase 1,485,000 shares of common stock at an exercise price of $1.00 per share which are exercisable until May 22, 2009.

We agreed to register the resale of the shares of common stock sold in the offering and issuable upon exercise of the warrants. We are required to file the registration statement with the SEC within forty-five (45) days of the closing and use our best efforts to cause the registration statement to be declared effective under the Securities Act of 1933, as amended, no later than the earlier of (i) ninety (90) days (or in the case of a full review one hundred and twenty (120) days) after the closing date and (ii) the sixth (6th) business day following the date on which the Company is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments. We are required to use our best efforts to keep the registration statement continuously effective under the Securities Act until the earlier of the date when all the registrable securities covered by the registration statement have been sold or are freely saleable and the second anniversary of the closing. In the event that the registration statement is not timely filed or declared effective when due or after effectiveness ceases to remain effective, we are obligated to make cash payments in the nature of liquidated damages up to a limit of 10% of the purchase price of the units.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 22, 2006